NEWS RELEASE

EMX Royalty Options the Slättberg Nickel-Copper-Cobalt Project in Sweden to Sienna Resources

Vancouver, British Columbia, December 4, 2017 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce the execution of an option agreement (the “Agreement”) for the Slättberg project (the “Project”) with Sienna Resources Inc. (“Sienna”) (TSX Venture: SIE). The Agreement provides EMX with immediate share equity in Sienna, and upon Sienna's earn-in through work commitments, additional share equity and a 3% NSR royalty on the Project. The Slättberg Project hosts nickel-copper-cobalt enriched massive sulfide mineralization and is located approximately 25 kilometers northwest of Falun, Sweden. Please see www.emxroyalty.com for more information.

Commercial Terms Overview. Pursuant to the Agreement, Sienna can earn 100% interest in the Project by the issuance of shares to EMX and performance of work during the one-year option period, as described below (all dollar amounts in CAD):

  On signing the Agreement, Sienna will issue to EMX 3 million common shares of Sienna stock.

  As a condition to the exercise of the option, Sienna must undertake work commitments of at least $500,000 on the Project, including drilling of at least 750 meters.

Upon exercise of the option, Sienna will issue to EMX an additional 3 million shares of Sienna stock, and EMX will receive a 3% NSR royalty on the properties comprising the Project. Within six years of the execution of the Agreement, Sienna may purchase 0.5% of the NSR royalty for $1,500,000, leaving EMX with a 2.5% NSR royalty.

After exercise of the option, Sienna will use commercially reasonable efforts to raise $3,000,000 for development of the Project and other activities. Once Sienna has raised that amount, Sienna will issue an additional 4 million shares to EMX. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its interest in Sienna.

The issuance of Sienna shares to EMX as set forth in the Agreement is subject to receipt of TSX Venture Exchange approval.

Project Overview. The Slättberg Project contains a two kilometer belt of historic nickel-copper mines hosted in massive sulfide lenses that are also enriched in cobalt. Historic drilling has delineated massive sulfide mineralization that extend to ~100 meters in depth, and remains open for expansion at depth, as well as along strike. The Project also contains multiple untested cobalt and nickel geochemical anomalies identified by historic stream sediment sampling programs.

Although Slättberg is commonly listed as a platinum group element ("PGE") occurrence in Swedish publications (along with Ni, Cu, and Co), only limited assaying has been conducted for PGE mineralization. In addition, gold enrichment of the mineralized zones is indicated by historic assays, but has not been followed-up.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine month period that ended on September 30, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com